SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                           Tender Offer Statement
                    Pursuant to Section 14(d)(1) of the
                      Securities Exchange Act of 1934
                             (Amendment No. 3)

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                      OCTEL COMMUNICATIONS CORPORATION
                         (Name of Subject Company)

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                           MEMO ACQUISITION CORP.
                          LUCENT TECHNOLOGIES INC.
                                 (Bidders)

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                  Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

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                                 675724108
                  (CUSIP Number of Classes of Securities)

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                           Pamela F. Craven, Esq.
                           Memo Acquisition Corp.
                        c/o Lucent Technologies Inc.
                            600 Mountain Avenue
                       Murray Hill, New Jersey 07974
                               (908) 582-8500
         (Name, Address and Telephone Number of Persons Authorized
        to Receive Notices and Communications on Behalf of Bidders)

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                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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     Lucent  Technologies  Inc. and Memo Acquisition Corp. hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on July 23, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.001 per share, of Octel Communications Corporation, a Delaware corporation, as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

     Item 10. Additional Information.

     On September 11, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

     Item 11. Material to be filed as Exhibits.

     (a)(1) Press Release, dated September 11, 1997.

                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 11, 1997


                                  MEMO ACQUISITION CORP.,


                                  By:  /s/ Pamela F. Craven
                                       Name:  Pamela F. Craven
                                       Title: Vice President and Secretary


                                  LUCENT TECHNOLOGIES INC.,


                                  By:  /s/ Pamela F. Craven
                                       Name:  Pamela F. Craven
                                       Title:  Vice President - Law


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                               EXHIBIT INDEX



Exhibit No.     Exhibit

(a)(1)          Press release, dated
                September 11, 1997

                                                             EXHIBIT (a)(1)




Dan Coulter - Lucent Technologies
908-582-7635 (work)
908-582-0297 (home)

Greg Klaben - Octel Communications Corporation
408-324-6571 (work)
408-255-2126 (home)


                        LUCENT TECHNOLOGIES EXTENDS
                TENDER OFFER FOR OCTEL STOCK TO SEPTEMBER 19

FOR RELEASE:  Thursday, September 11, 1997


     MURRAY HILL, N.J. -- Lucent Technologies and Octel Communications Corporation today announced that Lucent's tender offer for all outstanding shares of Octel's common stock has been extended until 5:00 p.m. Eastern time, Friday, September 19, 1997. According to the two companies, the offer is being extended because they are still in the process of responding to a second request for information from the Antitrust Division of the U.S. Department of Justice.

     The companies expressed continued confidence that Lucent's acquisition of Octel will be completed and said that the tender offer would be extended again, if appropriate.

     Lucent's tender offer was scheduled to expire at 5:00 p.m. Eastern time, Friday, September 12, 1997. The depositary for the offer, The Bank of New York, has advised Lucent that 29,491,719 shares have been tendered as of the close of business on Wednesday, September 10, 1997.